Oppenheimer Total Return Fund, Inc.
            Annual Report December 31, 1993


(FULL PAGE COVER PHOTO: MOTHER WITH CHILD ON SHOULDERS IN SNOW)



(OPPENHEIMER FUNDS(R) LOGO)


"We have long-term goals so we want to take advantage of the stock market's growth opportunities, but we know there can be volatility.
"This Fund invests in stocks and bonds. That means we get the potential for growth from stocks and income from bonds to help cushion against volatility."

Fund Facts

In this report:
Answers to three timely questions you should ask your Fund's managers.
* How do you insulate the portfolio from volatility, with the U.S. stock market near record highs?
* The U.S. economy is still growing at a moderate pace. How does the Fund identify attractive companies in this environment?
* Global markets appear poised to grow faster than the U.S. economy. Is the Fund prepared to take advantage of these opportunities?


Six Facts Every Shareholder Should Know About
Oppenheimer Total Return Fund, Inc.

1   The Fund's objective is to seek high total return.

2 For the 12 months ended December 31, 1993, the Fund produced a total return at net asset value for Class A shares of 21.24%.(1) Total return at net asset value for Class B shares since their inception on May 1, 1993 to December 31 was 13.91%.(1)

3 The Fund is ranked in the top 8% of all growth and income funds tracked by Lipper Analytical Services for the 1-, 3-, 5-, and 10-year periods ended December 31, 1993.(2)

4   The Fund was awarded a (four stars) ranking from Morningstar, Inc.(4)

5 At December 31, 1993, the Fund's top five stock holdings were.(5) Atlantic Southeast Airlines, Inc. One of the nation's fastest growing regional air carriers, operating out of hubs in Atlanta and Dallas. Texas Utilities Co. One of the largest electric utilities in the United States, providing service to nearly 5.6 million people in 372 cities and towns.
    Medtronic, Inc. The world's leading producer of pacemakers and other implantable medical devices.
    Fingerhut Cos., Inc. One of the nation's largest diversified mail order retailers.
    American Greetings Corp. The second largest U.S. greeting card company.

6 "With the U.S. stock market now being driven by corporate profits rather than declining interest rates, we are concentrating greater attention on economically sensitive stocks. We believe that small and mid-capitalization companies will outperform the market in the current moderate-growth environment. We are also focusing greater attention on overseas markets, where economic recoveries should create new opportunities."
                 Portfolio Manager, John Wallace, December 31, 1993

1. Based on the change in net asset value per Class A share from 12/31/92 to 12/31/93. The Fund's average annual total returns after deducting the current maximum sales charge of 5.75%, for the 1-, 5-, and 10-year periods ended 12/31/93 were 14.27%, 15.03%, and 14.54%, respectively. Total return for Class B shares from 5/1/93 (inception of the class) and held until 12/31/93 was 8.91%. This reflects the change in value of a hypothetical investment made on 5/1/93 and held until 12/31/93, after applying the contingent deferred sales charge of 5%. All figures assume reinvestment of dividends and capital gains distributions. The Fund's maximum sales charge rate on Class A shares was higher during a portion of the periods shown, and actual investment performance would be affected by that change.
2. Source of data: Lipper Analytical Services, Inc., an independent mutual fund monitoring service, 12/31/93. Lipper total return averages for the 1-, 3-, and 5-year periods ended 12/31/93 were for 269, 201, 176, and 98 growth and income funds, respectively. These averages are shown for comparative purposes only. Lipper performance rankings do not take sales charges into consideration.
3. The Standard & Poor's 500 Index is an unmanaged index of common stocks that is widely recognized as an indicator of overall market performance and includes a factor for the reinvestment of dividends. The S&P 500 Index does not take sales charges or taxes into consideration.
4. Morningstar Mutual Funds, an independent mutual fund monitoring service, 1/7/94, which ranks funds in specific investment categories monthly by a quantitative system that uses investment performance, risk-assessment factors, and adjusts returns for fees and sales loads. One star is the lowest ranking, 5 stars the highest. Of the 1,002 equity funds ranked by Morningstar for the period ended 11/30/93, 22.5% received the 4-star ranking and 10% received a 5-star ranking.
5. The Fund's portfolio is subject to change.

2    Oppenheimer Total Return Fund, Inc.

Report to Shareholders

"The Fund placed in the top 7% of all growth & income funds."

Oppenheimer Total Return Fund, Inc. provided a total return at net asset value of 21.24% for Class A shares for the 12 months ended December 31, 1993.(6) This return, which was nearly double that of the S&P 500,(7)
placed the Fund in the top 7% of all growth and income funds.(8)
             In seeking high total return, the Fund's managers emphasize two types of investments: (1) Stocks of small and mid-size companies, to maximize potential for capital appreciation; and (2) High-dividend paying stocks, convertible bonds, and debt securities, which enhance current income and help to minimize volatility--an important concern with U.S. stock markets near record highs.
             U.S. interest rates have declined throughout most of 1993, driving up the price of high-dividend stocks, such as electric utilities. We sold some of our investments in electric utilities at a substantial profit, shifting the proceeds to telecommunications companies, which offer high yields and greater potential for long-term growth.
             With the U.S. economy growing at a modest pace, we believe the key to superior returns is identifying companies that can translate the economic expansion into rapid earnings growth. For example, we recently invested in the Geon Company, a leading provider of polyvinyl chloride for homebuilding. The company is expanding sales as a result of increased U.S. housing starts and improving profit margins as a result of declining raw materials costs and low inflation.
             Our emphasis on the technology sector remains strong, as corporations continue to use computing and communications equipment to improve productivity. For instance, we increased our investment in Seagate Technology, a leading manufacturer of disk drives and other devices, primarily for the PC market. More powerful software and operating systems increase the demand for high capacity storage products.
             In the entertainment arena, we are building a position in a new public company called Iwerks Entertainment. Founded by entrepreneurs from the Walt Disney Company, Iwerks has developed an impressive portfolio of interactive multimedia entertainment products, and could be a leading player in this emerging industry.
             We believe that new opportunities will be emerging in selected global markets, particularly Europe, which appears to be lagging 12-18 months behind the U.S. on the path to recovery. We are also investigating opportunities in Latin America, particularly Chile and Argentina, which are beginning to emerge from extended economic downturns.
              We are pleased that Oppenheimer Total Return Fund has consistently provided superior total returns, and thank you for your continuing trust.



(James C. Swain signature)       (Jon S. Fossel signature)

James C. Swain                   Jon S. Fossel
Chairman, Oppenheimer            President, Oppenheimer
Total Return Fund, Inc.          Total Return Fund, Inc.
January 21, 1994


Superior Total Return
For the 12 months ended December 31, 1993

S&P 500(7) Index                          10.06%
Lipper growth & income funds average(8)   11.47%
Oppenheimer Total Return Fund, Inc.
Class A(6) (at net asset value)           21.24%



6. See footnote 1, page 2.
7. See footnote 3, page 2.
8. See footnote 2, page 2.

3    Oppenheimer Total Return Fund, Inc.

Oppenheimer Total Return Fund: A Solid Choice for Growth and Income

An investor who placed a $10,000 investment in Class A shares Oppenheimer Total Return Fund, Inc. on December 31, 1983, and reinvested all dividends and capital gains, would have seen the value of her investment grow to $38,881 as of December 31, 1993, which is a 14.54% average annual return.(9) In addition, the Fund outperformed the Lipper average for growth and income funds during that same period.(10) Although past performance is no guarantee of future results, this impressive track record demonstrates the benefits of a long-term approach to investing.

Consistent Total Return Over the Long Term
Results of a hypothetical $10,000 investment in A shares on 12/31/83.

(Line graph comparing Oppenheimer Total Return Fund A(9) and
 Lipper growth and income funds average(10))

9. This example is based on a hypothetical $10,000 investment in Class A shares of the Fund on 12/31/83 after deducting the current maximum initial sales charge of 5.75%, held until 12/31/93. The Fund's maximum sales charge rate on Class A shares was higher during a portion of the periods shown, and actual investment performance would be affected by that change.
Past performance is not indicative of future results. An investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost.
10. See footnote 2, page 2.

Left to right:
Portfolio Manager, John Wallace, talks with Oppenheimer Management Corporation CEO, Jon Fossel.


4    Oppenheimer Total Return Fund, Inc.

Statement of Investments
December 31, 1993

                                                                               Face                Market Value
                                                                               Amount              See Note 1

Repurchase Agreements--0.7%
Repurchase agreement with First Chicago Capital Markets, 3.125%, dated
12/31/93 and maturing 1/3/94, collateralized by U.S. Treasury Nts., 3.875%:
3/31/95, with a value of $3,750,000                                            $      3,709,000      $3,709,000
4/30/95, with a value of $6,385,000                                                   6,291,000       6,291,000
Total Repurchase Agreements (Cost $10,000,000)                                                       10,000,000

Government Obligations--2.2%
Argentina (Republic of):
Bonds, Bonos de Consolidacion de Deudas:
Series I, 4.25%, 4/1/01(3) (4)                                                        8,648,500       6,886,105
Series I, 3.1875%, 4/1/01(3) (4)                                                      6,715,800(1)    5,835,909
Supplier, 4.25%, 4/1/07(3) (4)                                                        1,235,500(1)      826,131
Par Bonds, 4%, 3/31/23(5)                                                             5,000,000       3,437,500
Past Due Interest Bonds, 4.25%, 3/31/05(3)                                            3,000,000       2,636,250
Brazil (Federal Republic of) Interest Due and Unpaid Bonds, 8.75%, 1/1/01(3)         10,000,000       8,325,000
Venezuela (Republic of) Front-Loaded Coupon Reduction Bonds, Series A,
6%, 3/31/07(3)                                                                        5,000,000       3,825,000
Total Government Obligations (Cost $25,716,901)                                                      31,771,895

Corporate Bonds and Notes--8.8%
Air Express International Corp., 6% Cv. Sub. Debs., 1/15/03                           4,000,000       3,760,000
Baker (J.), Inc., 7% Cv. Sub. Nts., 6/1/02                                            3,000,000       3,945,000
Banco Nacional de Comercio Exterior SNC International Finance
BV, 8% Gtd. Matador Bonds, 8/5/03                                                     6,000,000       6,180,000
Banco Nacional de Mexico SA, 7% Exch. Sub. Debs., 12/15/99(6)                         5,250,000       6,536,250
Box Energy Corp., 8.25% Cv. Sub. Nts., 12/1/02                                        3,000,000       3,952,500
Calfed, Inc., 10% Sub. Debs., 1/3/03                                                    169,100         169,100
Chiron Corp., 1.90% Cv. Sub. Nts., 11/17/00(6)                                        6,500,000       5,630,625
CII Financial, Inc., 7.50% Cv. Sub. Debs., 9/15/01                                    1,085,000         843,587
Citibank, 17% CD, 8/10/94                                                         1,228,200,000(1)    2,866,277
Comcast Corp., 1.125% Cv. Sub. Debs., 4/15/07                                        10,000,000       5,487,500
Conner Peripherals, Inc., 6.75% Cv. Sub. Debs., 3/1/01                                3,000,000       2,617,500
Cross Timbers Oil Co., 5.25% Cv. Sub. Nts., 11/1/03                                   2,000,000       1,837,500
Delta Airlines, Inc., 3.23% Cv. Sub. Nts., 6/15/03                                    6,000,000       4,957,500
Employee Benefit Plans, Inc., 6.75% Cv. Sub. Debs., 7/31/06                           3,000,000       2,163,750
Genesis Health Ventures, Inc., 6% Cv. Sr. Sub. Debs., 11/30/03                        1,500,000       1,800,000
Greyhound Lines, Inc., 8.50% Cv. Sub. Debs., 3/31/07                                  3,000,000       3,495,000
Hillhaven Corp., 7.75% Cv. Sub. Debs., 11/1/02                                        2,000,000       2,635,000
Integrated Health Services, Inc., 5.75% Cv. Sub. Debs., 1/1/01                        4,000,000       4,270,000
Interpool, Inc., 5.25% Cv. Sub. Exch. Nts., 12/15/18                                  5,000,000       5,062,500
IVAX Corp., 6.50% Cv. Sub. Nts., 11/15/01(6)                                          4,000,000       4,320,000
Kelley Oil & Gas Partners Ltd., 7.875% Cv. Sub. Nts., 12/15/99                        2,500,000       2,003,125
Laidlaw, Inc., 6% Cv. Sub. Debs., 1/15/99(6)                                          1,000,000       1,030,000
L.A. Gear, Inc., 7.75% Cv. Sub. Debs., 11/30/02                                       4,500,000       4,612,500

                               5 Oppenheimer Total Return Fund, Inc.



                                                                                       Face        Market Value
                                                                                       Amount       See Note 1

Statement of Investments (Continued)

Corporate Bonds and Notes (continued)
Maxtor Corp., 5.75% Cv. Sub. Debs., 3/1/12                                         $  2,000,000    $  1,215,000
Medaphis Corp., 6.50% Cv. Sub. Nts., 1/1/00(6)                                        2,000,000       2,450,000
Noble Affiliates, Inc., 4.25% Cv. Sub. Nts., 11/1/03                                  2,500,000       2,418,750
Novacare, Inc., 5.50% Cv. Sub. Debs., 1/15/00                                         3,000,000       2,782,500
Pacific Physician Services, 5.50% Cv. Sub. Debs., 12/15/03                            4,000,000       4,375,000
Pharmaceutical Marketing Services, Inc., 6.25% Cv. Sub. Debs., 2/1/03(6)              2,750,000       2,791,250
Physicians Clinical Laboratory, Inc., 7.50% Cv. Sub. Debs., 8/15/00(6) (7)            4,000,000       4,340,000
Pioneer Financial Services, Inc., 8% Cv. Sub. Debs., 7/15/00                          3,500,000       4,217,500
Roadmaster Industries, Inc., 8% Cv. Sub. Debs., 8/15/03                               3,500,000       4,147,500
Seagate Technology, 6.75% Cv. Sub. Debs., 5/1/12                                      6,000,000       5,460,000
Shangri-La Asia Ltd., 2.875% Cv. Sub. Debs., 6/16/00(6)                               4,300,000       4,047,375
Titan Wheel International, Inc., 4.75% Cv. Sub. Nts., 12/1/00                         4,000,000       4,260,000
United Gaming, Inc. 7.50% Cv. Sub. Debs., 9/15/03(6)                                  3,000,000       2,985,000
Willcox & Gibbs, Inc., 7% Cv. Sub. Debs., 8/1/14                                      2,000,000       1,960,000
Total Corporate Bonds and Notes (Cost $118,461,848)                                                 127,625,089

                                                                                     Units

Rights and Warrants--0.4%
Ciba-Geigy AG Wts., Exp. 6/95                                                             1,500          13,889
Societa Telefonica SPA Wts., Exp. 9/94                                                  650,000       5,486,272
Total Rights and Warrants (Cost $5,258,506)                                                           5,500,161

                                                                                     Shares

Preferred Stocks--7.3%
Agco Corp., Cv.                                                                         140,000       6,545,000
AMR Corp., $3.00 Cum. Cv. Depositary Shares, Series A(2) (6)                            150,000       7,875,000
Boise Cascade Corp., $1.58 Cum. Cv., Series G                                           390,000       9,262,500
Burlington Northern, Inc., $3.125 Cum. Cv., Series A                                     55,000       3,753,750
Catellus Development Corp., $7.25 Cv.(6)                                                220,000      10,862,500
Chemical Banking Corp., $5.00 Cv.(6)                                                    100,000       8,450,000
Chiles Offshore Corp., $1.50 Cv.                                                        125,000       2,843,750
Chrysler Financial Corp., $4.625 Cv. Depositary Shares, Series A(6)                      50,000       7,450,000
Evergreen Media Corp., $3.00 Cv. Exch.(2)                                                25,000       1,250,000
Freeport-McMoRan Copper & Gold, Inc., Cv. Exch. Depositary Shares                       320,000       8,040,000
Gensia Pharmaceuticals, Inc., $3.75 Cv. Exch.(6)                                        100,000       5,350,000
Hecla Mining Co., $3.50 Cv., Series B                                                   110,000       5,788,750
Lynx Therapeutics, Inc., Series A(2) (6)                                                 91,200          91,200
Noble Drilling Corp., $2.25 Cv. Exch., Series A                                         130,000       6,467,500
Olympic Financial Ltd., $2.00 Cum. Cv. Exch.                                            100,000       3,025,000
Philippine Long Distance Telephone Co., Cv. Global Depositary Shares,
Series II(6)                                                                             50,000       2,250,000
RJR Nabisco Holdings Corp., $8.35 Cum. Cv., Series A                                    650,000       4,550,000
Transco Energy Co., $3.00 Cum. Cv., Series E(6)                                          90,000       4,365,000
Unisys Corp., $3.75 Cv., Series A                                                       145,000       7,014,375
Total Preferred Stocks (Cost $88,206,477)                                                           105,234,325


                               6 Oppenheimer Total Return Fund, Inc.


                                                                                                   Market Value
                                                                                      Shares       See Note 1
Common Stocks--79.7%
Basic Materials--3.1%
Chemicals--2.5%
Geon Co. (The)                                                                         435,000       $10,276,875
Hercules, Inc.                                                                         110,000        12,430,000
Lyondell Petrochemical Co.                                                             400,000         8,500,000
Union Carbide Corp.                                                                    200,000         4,475,000
                                                                                                      35,681,875
Metal: Miscellaneous--0.3%
Material Sciences Corp.(2)                                                             200,000         4,575,000
Steel--0.3%
Oregon Steel Mills, Inc.                                                               200,000         5,025,000

Consumer Cyclicals--17.5%
Airlines--2.3%
Atlantic Southeast Airlines, Inc.                                                      610,000        20,892,500
Continental Airlines, Inc., Cl. B(2)                                                   310,000         6,355,000
Mesa Airlines, Inc.                                                                    320,000         5,680,000
                                                                                                      32,927,500
Automobiles--2.0%
General Motors Corp.                                                                   200,000        10,975,000
Harley-Davidson, Inc.                                                                  250,000        11,031,250
Volvo AB, Series B Free                                                                110,000         7,113,166
                                                                                                      29,119,416
Auto Parts:
After Market--0.5%
APS Holding Corp., Cl. A(2)                                                            200,000         4,000,000
Cummins Engine Co., Inc.                                                                55,000         2,956,250
                                                                                                       6,956,250
Broadcast Media--1.5%
IDB Communications Group, Inc.(2)                                                      185,000        10,175,000
Tele-Communications, Inc., Cl. A(2)                                                    300,000         9,075,000
Turner Broadcasting System, Inc.                                                        90,000         2,430,000
                                                                                                      21,680,000
Entertainment--2.1%
Carnival Cruise Lines, Inc., Cl. A                                                     270,000        12,791,250
Iwerks Entertainment, Inc.(2) (7)                                                      465,000        12,438,750
New Line Cinema Corp.(2)                                                               185,000         4,786,875
                                                                                                      30,016,875
Hotels/Motels--0.7%
Promus Cos., Inc. (The)                                                                225,000        10,293,750
Household Furnishings
and Appliances--1.1%
Baldwin Piano & Organ Co.(2) (7)                                                       256,000         3,840,000
Maytag Corp.                                                                           200,000         3,600,000
Shaw Industries, Inc.                                                                  340,000         8,627,500
                                                                                                      16,067,500
Leisure Time--0.8%
Acclaim Entertainment, Inc.(2)                                                         200,000         4,250,000
Bally Gaming International, Inc.(2)                                                    400,000         6,900,000
                                                                                                      11,150,000
Manufactured Housing--0.3%
Fleetwood Enterprises, Inc.                                                            190,000         4,512,500

                               7 Oppenheimer Total Return Fund, Inc.



                                                                                                   Market Value
                                                                                      Shares       See Note 1

Statement of Investments (Continued)

Publishing--1.2%
American Greetings Corp., Cl. A                                                        430,000       $14,620,000
Steck-Vaughn Publishing Corp.(2)                                                       290,000         2,718,750
                                                                                                      17,338,750
Restaurants--0.3%
Buffets, Inc.(2)                                                                       150,000         3,862,500

Retail: Specialty--2.1%
Lowe's Cos., Inc.                                                                      125,000         7,406,250
Musicland Stores Corp.(2)                                                              540,000        11,205,000
Regis Corp.(2) (7)                                                                     650,000         6,825,000
Spiegel, Inc., Cl. A                                                                   235,000         5,287,500
                                                                                                      30,723,750
Retail Stores: General
Merchandise Chains--1.7%
Fingerhut Cos., Inc.                                                                   550,000        15,468,750
Meyer (Fred), Inc.(2)                                                                  250,000         9,000,000
                                                                                                      24,468,750
Shoes--0.2%
Baker (J.), Inc.                                                                       185,000         3,237,500

Textiles: Apparel
Manufacturers--0.2%
Chic by H.I.S., Inc.(2)                                                                275,000         3,437,500

Toys--0.5%
Mattel, Inc.                                                                           250,000         6,906,250

Consumer Non-Cyclicals--10.6%
Drugs--0.7%
Astra AB Free, Series A                                                                350,000         7,978,167
Nature's Bounty, Inc.(2)                                                               115,000         2,386,250
                                                                                                      10,364,417
Food: Grain and
Agriculture--0.2%
Ralston-Continental Baking Group                                                       345,000         2,889,375

Food Processing--0.6%
McCormick & Co., Inc., Non-Vtg.                                                        350,000         8,618,750

Healthcare: Diversified--1.0%
Bristol-Myers Squibb Co.                                                               250,000        14,531,250

Healthcare: Miscellaneous--4.5%
Amgen, Inc.(2)                                                                         175,000         8,662,500
Amylin Pharmaceuticals, Inc.(2)                                                        125,000         1,625,000
Chiron Corp.(2)                                                                        150,000        12,600,000
COR Therapeutics, Inc.(2)                                                              425,000         6,428,125
Dentsply International, Inc.(2)                                                        205,000         9,020,000
Genentech, Inc.(2)                                                                     200,000        10,100,000
Healthsource, Inc.(2)                                                                  215,000        11,878,750
Matrix Pharmaceutical, Inc.(2)                                                         124,000         1,302,000
PCI Services, Inc.(2) (7)                                                              330,000         3,712,500
                                                                                                      65,328,875
Hospital Management--1.7%
Community Psychiatric Centers                                                          328,500         4,599,000
Homecare Management, Inc.(2)                                                           175,000         2,384,375
Living Centers of America, Inc.(2)                                                     175,000         4,790,625
Sun Healthcare Group, Inc.(2)                                                          200,000         3,350,000
Wellpoint Health Networks, Inc., Cl. A(2)                                              279,600         8,667,600
                                                                                                      23,791,600

                               8 Oppenheimer Total Return Fund, Inc.



                                                                                                   Market Value
                                                                                      Shares       See Note 1

Medical Products--1.5%
Lynx Therapeutics, Inc.(2) (6)                                                          62,700       $    12,540
Medtronic, Inc.                                                                        195,000        16,014,375
Sybron Corp. of Delaware(2)                                                            175,000         5,600,000
                                                                                                      21,626,915

Retail Stores:
Food Chains--0.4%
Whole Foods Market, Inc.                                                               240,000         5,400,000

Energy--3.5%
Oil: Integrated
Domestic--0.8%
Seagull Energy Corp.(2)                                                                175,000         4,440,625
Trident NGL Holding, Inc.(2)                                                           275,000         3,231,250
Vintage Petroleum, Inc.                                                                215,000         3,896,875
                                                                                                      11,568,750

Oil: Integrated
International--1.4%
Repsol SA, ADR                                                                         200,000         6,175,000
Societe Nationale Elf Acquitaine                                                       130,000         9,174,536
YPF Sociedad Anonima, Sponsored ADR                                                    200,000         5,200,000
                                                                                                      20,549,536

Oil and Gas Drilling--0.4%
Cross Timbers Oil Co.                                                                  200,000         2,850,000
Noble Drilling Corp.(2)                                                                250,000         2,187,500
                                                                                                       5,037,500

Oil Well Services
and Equipment--0.9%
Hombeck Offshore Services, Inc.(2)                                                     250,000         3,625,000
McDermott International, Inc.                                                          290,300         7,692,950
Weatherford International, Inc.(2)                                                     200,000         2,125,000
                                                                                                      13,442,950

Financial--10.4%
Financial Services:
Miscellaneous--1.8%
Advanta Corp., Cl. B                                                                   100,000         2,900,000
First Financial Caribbean Corp.                                                        150,000         2,512,500
H & R Block, Inc.                                                                      150,000         6,112,500
Itel Corp.(2)                                                                          135,000         3,780,000
Primerica Corp.                                                                        280,000        10,885,000
                                                                                                      26,190,000

Insurance: Life--0.5%
Bankers Life Holding Corp.                                                             350,000         7,525,000

Insurance: Multi-line--1.1%
CCP Insurance, Inc.                                                                    250,000         6,968,750
Equitable Cos., Inc.                                                                   300,000         8,100,000
                                                                                                      15,068,750

Major Banks: Other--2.7%
American Federal Bank, FSB                                                             150,000         1,575,000
Banco Santander SA                                                                     210,000         9,756,163
C.S. Holdings                                                                           12,500         6,203,583
Commonwealth Bank of Australia                                                         796,000         5,159,583
Independence Bancorp, Inc.                                                             240,000         8,940,000
Westpac Banking Corp., Sponsored ADR                                                   475,000         7,540,625
                                                                                                      39,174,954

                               9 Oppenheimer Total Return Fund, Inc.


                                                                                                   Market Value
                                                                                      Shares       See Note 1

Statement of Investments (Continued)

Major Banks: Regional--2.9%
CoreStates Financial Corp.                                                             125,000       $ 3,265,625
First Interstate Bancorp                                                               150,000         9,618,750
Midlantic Corp.(2)                                                                     275,000         7,012,500
Signet Banking Corp.(2)                                                                275,000         9,556,250
Summit Bancorporation (The)                                                            275,000         5,843,750
U.S. Bancorp                                                                           250,000         6,250,000
                                                                                                      41,546,875

Savings and
Loans/Holding Cos.--1.4%
Coast Savings Financial, Inc.(2)                                                       200,000         2,850,000
Onbancorp, Inc.                                                                        300,000        10,537,500
TCF Financial Corp.                                                                    190,000         6,460,000
                                                                                                      19,847,500

Industrial--7.7%
Building Materials Group--0.4%
Owens-Corning Fiberglas Corp.(2)                                                       115,000         5,103,125

Commercial Services--0.4%
Manitowoc Co., Inc.                                                                    190,000         6,127,500

Conglomerates--2.5%
Litton Industries, Inc.(2)                                                             160,000        10,300,000
Philips NV, New York Shares(2)                                                         350,000         7,218,750
Teledyne, Inc.                                                                         200,000         5,200,000
Tenneco, Inc.                                                                          250,000        13,156,250
                                                                                                      35,875,000

Electrical Equipment--0.4%
Amphenol Corp., Cl. A(2)                                                               300,000         4,950,000
Tencor Instruments(2)                                                                  100,000         1,250,000
                                                                                                       6,200,000

Manufacturing:
Diversified Industrials--2.4%
AlliedSignal, Inc.                                                                      80,000         6,320,000
Pall Corp.                                                                             250,000         4,593,750
Trinity Industries, Inc.                                                               300,000        12,937,500
Tyco Laboratories, Inc.                                                                216,000        11,151,000
                                                                                                      35,002,250

Railroads--0.4%
Southern Pacific Rail Corp.(2)                                                         300,000         5,925,000

Transportation:
Miscellaneous--0.2%
Stolt Comex Seaway SA(2)                                                               175,000         2,100,000

Truckers--1.0%
Roadway Services, Inc.                                                                  75,000         4,500,000
TNT Freightways Corp.                                                                  350,000         9,450,000
                                                                                                      13,950,000

Technology--19.0%
Aerospace/Defense--0.7%
Martin Marietta Corp.                                                                  220,000         9,790,000
Communication:
Equipment/Manufacturers--0.4%
Newbridge Networks Corp.(2)                                                            110,000         6,022,500

Computer Software
and Services--3.8%
Adobe Systems, Inc.                                                                    325,000         7,231,250
Bolt Beranek and Newman, Inc.(2)                                                       200,000         2,400,000
Cornerstone Imaging, Inc.(2)                                                            47,300           697,675
Exabyte Corp.(2)                                                                       200,000         3,525,000

                               10 Oppenheimer Total Return Fund, Inc.



                                                                                                   Market Value
                                                                                      Shares       See Note 1

Computer Software and Services (continued)
INTERLINQ Software Corp.(2) (7)                                                        300,000       $ 2,062,500
Network General Corp.(2)                                                               200,000         3,575,000
Platinum Technology, Inc.(2)                                                           400,000         4,300,000
SHL Systemhouse, Inc.(2)                                                             1,851,500        13,423,375
Sierra On-Line, Inc.(2)                                                                195,000         3,583,125
Sligos SA                                                                               47,085         4,401,887
Sybase, Inc.(2)                                                                        165,000         6,930,000
Symantec Corp.                                                                         150,000         2,737,500
                                                                                                      54,867,312

Computer Systems--3.1%
Apple Computer, Inc.                                                                   210,000         6,142,500
Auspex Systems, Inc.(2)                                                                400,000         3,800,000
Cisco Systems, Inc.(2)                                                                 200,000        12,925,000
Madge NV                                                                               182,500         2,737,500
Mentor Graphics Corp.                                                                  250,000         3,437,500
Seagate Technology(2)                                                                  250,000         5,937,500
Sensormatic Electronics Corp.                                                          285,000         9,939,375
                                                                                                      44,919,375

Electronics:
Instrumentation--1.5%
Belden, Inc.(2)                                                                        420,000         7,822,500
Thermo Electron Corp.(2)                                                               307,500        12,915,000
                                                                                                      20,737,500

Electronics:
Semiconductors--2.3%
Applied Materials, Inc.(2)                                                             350,000        13,562,500
Atmel Corp.(2)                                                                         140,000         4,847,500
Dallas Semiconductor Corp.(2)                                                          145,000         2,247,500
Intel Corp.                                                                            200,000        12,400,000
                                                                                                      33,057,500

Office Equipment
and Supplies--0.6%
Moore Corp. Ltd.                                                                       440,000         8,415,000

Telecommunications--6.6%
A+ Communications, Inc.(2)                                                             150,000         1,950,000
Atlantic Tele-Network, Inc.                                                            200,000         2,850,000
Cellular, Inc.(2)                                                                      100,000         1,750,000
Communications Central, Inc.(2)                                                         75,000           993,750
LCI International, Inc.(2)                                                             320,000        11,840,000
LDDS Communications, Inc., Cl. A(2)                                                     75,000         3,618,750
McCaw Cellular Communications, Inc.(2)                                                 200,000        10,100,000
Millicom, Inc.(2)                                                                      514,968        12,101,748
NEXTEL Communications, Inc., Cl. A(2)                                                  255,000         9,498,750
Octel Communications Corp.(2)                                                          165,000         4,578,750
PacTel Corp.(2)                                                                        240,000         5,970,000
Paging Network, Inc.(2)                                                                255,000         7,777,500
Societa Italiana per L'Eserrcizio delle Telecomunicazioni SPA                        3,500,000         7,351,634
Telecommunication de Argentina, Cl. B                                                  565,000         3,555,168
Vodafone Group PLC                                                                     130,000        11,602,500
                                                                                                      95,538,550

                               11 Oppenheimer Total Return Fund, Inc.



                                                                                                   Market Value
                                                                                      Shares       See Note 1

Statement of Investments (Continued)

Utilities--7.9%
Electric Cos.--5.4%
Allegheny Power System, Inc.                                                           300,000    $    7,950,000
Entergy Corp.                                                                          325,000        11,700,000
FPL Group, Inc.                                                                        125,000         4,890,625
Houston Industries, Inc.                                                               300,000        14,287,500
Oklahoma Gas & Electric Co.                                                            225,000         8,325,000
Public Service Enterprise Group, Inc.                                                  425,000        13,600,000
Texas Utilities Co.                                                                    400,000        17,300,000
                                                                                                      78,053,125

Natural Gas--1.5%
Equitable Resources, Inc.                                                              200,000         7,325,000
Panhandle Eastern Corp.                                                                250,000         5,906,250
Williams Cos., Inc. (The)                                                              350,000         8,531,250
                                                                                                      21,762,500

Telephone (New)--1.0%
GTE Corp.                                                                              200,000         7,000,000
Pacific Telesis Group                                                                  150,000         8,100,000
                                                                                                      15,100,000
Total Common Stocks (Cost $967,317,517)                                                            1,149,029,900

Total Investments, at Value (Cost $1,214,961,249)                                         99.1%    1,429,161,370

Other Assets Net of Liabilities                                                             .9        12,949,579

Net Assets                                                                               100.0%   $1,442,110,949

1. Face amount is reported in foreign currency.
2. Non-income producing security.
3. Represents the current interest rate for a variable rate security.
4. Interest or dividend is paid in kind.
5. Represents the current interest rate for an increasing rate security.
6. Restricted security--See Note 6 of Notes to Financial Statements.
7. Affiliated company. Represents ownership of at least 5% of the voting securities of the issuer and is or was an affiliate, as defined in the Investment Company Act of 1940, at or during the year ended December 31, 1993.
The aggregate fair value of all securities of affiliated companies as of December 31, 1993 amounted to $29,506,250.
Transactions during the period in which the issuer was an affiliate are as follows:


                            Balance                                                                        Balance
                            December 31, 1992          Gross Additions            Gross Reductions         December 31, 1993
                            Share/Face   Cost         Share/Face    Cost          Share/Face    Cost       Share/Face   Cost
Baldwin Piano & Organ Co.          --    $       --       256,000   $ 4,418,500            --   $     --      256,000   $ 4,418,500
INTERLINQ Software Corp.           --            --       300,000     2,332,500            --         --      300,000     2,332,500
Iwerks Entertainment, Inc.         --            --       465,000    14,569,045            --         --      465,000    14,569,045
PCI Services, Inc.(8)         285,000     3,001,437        60,000       551,250        15,000    174,562      330,000     3,378,125
Physicians Clinical
Laboratory, Inc., 7.50%
Cv. Sub. Debs., 8/15/00            --            --     4,000,000     4,000,000            --         --    4,000,000     4,000,000
Regis Corp.                   460,000     5,221,863       190,000     1,742,500            --         --      650,000     6,964,363
                                         $8,223,300                 $27,613,795                 $174,562                $35,662,533

8. Not an affiliate as of December 31, 1993.


See accompanying Notes to Financial Statements.

                               12 Oppenheimer Total Return Fund, Inc.

Statement of Assets and Liabilities
December 31, 1993

Assets
Investments, at value (cost $1,214,961,249)--see accompanying statement                           $1,429,161,370
Cash                                                                                                      30,167
Receivables:
Investments sold                                                                                      24,806,097
Shares of capital stock sold                                                                          15,272,714
Dividends and interest                                                                                 4,123,395
Other                                                                                                    118,350

Total assets                                                                                       1,473,512,093

Liabilities
Payables and other liabilities:
Investments purchased                                                                                 18,865,867
Shares of capital stock redeemed                                                                       7,904,245
Dividends and distributions                                                                            3,597,615
Distribution assistance--Note 5                                                                          546,280
Other                                                                                                    487,137
Total liabilities                                                                                     31,401,144

Net Assets                                                                                        $1,442,110,949

Composition of Net Assets
Par value of shares of capital stock                                                              $   16,597,128
Additional paid-in capital                                                                         1,218,925,789
Distributions in excess of net investment income                                                        (750,275)
Distributions in excess of net realized gain from investment,
written option and foreign currency transactions                                                      (6,864,692)
Net unrealized appreciation on investments and translation of assets and liabilities
denominated in foreign currencies--Note 3                                                            214,202,999
Net assets                                                                                        $1,442,110,949

Net Asset Value Per Share
Class A Shares:
Net asset value and redemption price per share (based on net assets of $1,223,394,721 and
140,710,761 shares of capital stock outstanding)                                                           $8.69
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)            $9.22

Class B Shares:
Net asset value, redemption price and offering price per share (based on net assets of
$218,716,228 and 25,260,515 shares of capital stock outstanding)                                           $8.66

See accompanying Notes to Financial Statements.



                               13 Oppenheimer Total Return Fund, Inc.

Statement of Operations
For the Year Ended December 31, 1993

Investment Income
Dividends (net of withholding taxes of $27,561)                                $ 21,865,430
Interest                                                                         11,060,805
Total income                                                                     32,926,235

Expenses
Management fees--Note 5                                                           6,012,518
Distribution assistance:
Class A--Note 5                                                                   1,459,739
Class B--Note 5                                                                     602,794
Transfer and shareholder servicing agent fees--Note 5                             1,286,727
Shareholder reports                                                                 495,556
Registration and filing fees:
Class A                                                                             102,600
Class B                                                                              72,087
Custodian fees and expenses                                                         133,044
Legal and auditing fees                                                              62,484
Directors' fees and expenses                                                         40,205
Other                                                                                85,861
Total expenses                                                                   10,353,615

Net Investment Income                                                            22,572,620

Realized and Unrealized Gain (Loss) on Investments,
Options Written And Foreign Currency Transactions
Net realized gain (loss) from:
Investments                                                                      82,937,211
Closing of option contracts written--Note 4                                        (156,395)
Foreign currency transactions                                                      (314,792)
Net change in unrealized appreciation or depreciation on:
Investments                                                                      96,121,166
Translation of assets and liabilities denominated in foreign currencies          (3,006,241)
Net realized and unrealized gain on investments, options written and foreign
currency transactions                                                           175,580,949

Net Increase in Net Assets Resulting From Operations                           $198,153,569



See accompanying Notes to Financial Statements.



                               14 Oppenheimer Total Return Fund, Inc.

Statements of Changes in Net Assets

                                                                      Year Ended December 31,
                                                                      1993              1992
Operations
Net investment income                                                 $   22,572,620    $ 17,769,530
Net realized gain on investments, options written
and foreign currency transactions                                         82,466,024      39,664,447
Net change in unrealized appreciation or depreciation
on investments, options written and translation of assets
and liabilities denominated in foreign currencies                         93,114,925      30,349,025
Net increase in net assets resulting from operations                     198,153,569      87,783,002

Equalization
Net change                                                                 3,854,582      (1,086,852)

Dividends and Distributions to Shareholders
Dividends from net investment income:
Class A ($.20 and $.201 per share, respectively)                         (23,576,552)    (18,046,891)
Class B ($.1091 per share)                                                (1,142,362)             --
Distributions from net realized gain on investments,
options written and foreign currency transactions:
Class A ($.5834 and $.373 per share, respectively)                       (76,215,894)    (35,843,007)
Class B ($.5834 per share)                                               (13,016,692)             --

Capital Stock Transactions
Net increase in net assets resulting from Class A
capital stock transactions--Note 2                                       335,283,270     206,802,941

Net increase in net assets resulting from Class B
capital stock transactions--Note 2                                       223,296,915              --

Net Assets
Total increase                                                           646,636,836     239,609,193
Beginning of year                                                        795,474,113     555,864,920
End of year (including of undistributed
net investment income of ($3,054,070) and $1,345,782, respectively)   $1,442,110,949    $795,474,113


See accompanying Notes to Financial Statements.



                               15 Oppenheimer Total Return Fund, Inc.

Financial Highlights

                        Class A                                                                                          Class B
                        Year                                                                                             Period
                        Ended                                                                                            Ended
                        Dec. 31,                                                                                         Dec. 31,
                        1993       1992      1991      1990      1989      1988     1987     1986      1985     1984     1993(1)

Per Share Operating Data:
Net asset value,
beginning of period       $7.84    $7.49     $6.13     $6.68     $6.35     $5.95    $6.76    $6.81     $5.40    $5.74     $8.23

Income (loss) from
investment
operations:
Net investment income       .18      .17       .24       .24       .27       .26      .25      .35       .25      .26       .09
Net realized and
unrealized gain
(loss) on
investments,
options written and
foreign currency
transactions               1.45      .75      1.91      (.49)      .93       .53      .63     1.00      1.58     (.39)     1.03

Total income (loss)
from investment
operations                 1.63      .92      2.15      (.25)     1.20       .79      .88     1.35      1.83     (.13)     1.12

Dividends and
distributions to
shareholders:
Dividends from net
investment income          (.20)    (.20)     (.23)     (.24)     (.28)     (.27)    (.32)    (.37)     (.21)    (.21)     (.11)
Distributions from
net realized gain
on investments,
options written and
foreign currency
transactions               (.58)    (.37)     (.56)     (.06)     (.59)     (.12)   (1.37)   (1.03)     (.21)      --      (.58)

Total dividends and
distributions to
shareholders               (.78)    (.57)     (.79)     (.30)     (.87)     (.39)   (1.69)   (1.40)     (.42)    (.21)     (.69)

Net asset value,
end of period             $8.69    $7.84     $7.49     $6.13     $6.68     $6.35    $5.95    $6.76     $6.81    $5.40     $8.66

Total Return, at
Net Asset Value(2)        21.24%   12.83%    36.26%    (3.86)%   19.25%    13.35%   12.35%   19.70%    34.36%   (5.74)%   13.91%

Ratios/Supplemental Data:
Net assets, end of
period (in
thousands)           $1,223,395 $795,474  $555,865  $396,240  $389,413  $314,039 $274,068 $234,674  $229,783 $197,758  $218,716

Average net assets
(in thousands)         $992,381 $662,917  $475,741  $394,903  $356,994  $298,509 $277,877 $246,530  $213,803 $199,287   $90,952

Number of shares
outstanding at end
of period (in
thousands)              140,711  101,433    74,245    64,644    58,333    49,464   46,080   34,703    33,720   36,627    25,261

Ratios to average
net assets:
Net investment
income                     2.21%    2.68%     3.26%     3.87%     3.96%     4.22%    3.42%    4.37%     3.81%    4.84%     1.09%(3)
Expenses                    .93%     .96%      .95%      .98%      .98%      .94%     .88%     .85%      .89%     .95%     1.87%(3)

Portfolio turnover
rate(4)                   143.9%   143.5%    161.5%    114.1%    151.6%    127.3%   173.4%    88.3%    143.9%   202.6%    143.9%

1. For the period from May 1, 1993 (inception of offering) to December 31, 1993.
2. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns.
3. Annualized.
4. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 1993 were $1,939,566,810 and $1,478,337,981, respectively.


See accompanying Notes to Financial Statements.

                               16 Oppenheimer Total Return Fund, Inc.

Notes to Financial Statements

1. Significant Accounting Policies

Oppenheimer Total Return Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment advisor is Oppenheimer Management Corporation (the Manager). The Fund offers both Class A and Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge. Both classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

Investment Valuation. Portfolio securities are valued at 4:00 p.m. (New York time) on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or asked price or the last sale price on the prior trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of Directors. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued by averaging the mean between the bid and asked prices obtained from two active market makers in such securities. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Directors to determine fair value in good faith. A call option is valued based upon the last sales price on the principal exchange on which the option is traded or, in the absence of any transactions that day, the value is based upon the last sale on the prior trading date if it is within the spread between the closing bid and asked prices. If the last sale price is outside the spread, the closing bid or asked price closest to the last reported sale price is used.

Foreign Currency Translation. The accounting records of the Fund are maintained in U.S. dollars. Prices of securities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rate of exchange prevailing on the respective dates of such transactions.

The Fund generally enters into forward currency exchange contracts as a hedge, upon the purchase or sale of a security denominated in a foreign currency. Risks may arise from the potential inability of the counterparty to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

The effect of changes in foreign currency exchange rates on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Fund's results of operations.

Repurchase Agreements. The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

Call Options Written. The Fund may write covered call options. When an option is written, the Fund receives a premium and becomes obligated to sell the underlying security at a fixed price, upon exercise of the option. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security underlying the written option. Exercise of an option written by the Fund could result in the Fund selling a security at a price different from the current market value. All securities covering call options written are held in escrow by the custodian bank.

Allocation of Income, Expenses and Gains and Losses. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Income Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required.


                               17 Oppenheimer Total Return Fund, Inc.

Equalization. Prior to September 24, 1993, the Fund followed the accounting practice of equalization, by which a portion of the proceeds from sales and costs of redemption of Fund shares equivalent on a per share basis to the amount of undistributed net investment income were credited or charged to undistributed income. The cumula tive effect of the change in accounting practice resulted in a reclassification of $3,804,345 from undistributed net investment income to paid-in capital.

Distributions to Shareholders. Dividends and distributions to shareholders are recorded on the ex-dividend date.

Other. Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and options written and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

2. Shares of Capital Stock

The Fund has authorized 500,000,000 and 200,000,000 shares of $.10 par value Class A and Class B capital stock, respectively. Transactions in shares of capital stock were as follows:

                                         Year Ended December 31, 1993(1)    Year Ended December 31, 1992
                                         Shares           Amount            Shares        Amount
Class A:
Sold                                        40,537,799     $ 349,550,087     29,867,549     $224,008,089
Dividends and distributions reinvested      10,935,488        90,416,322      6,634,600       51,706,015
Redeemed                                   (12,195,290)     (104,683,139)    (9,313,962)     (68,911,163)
Net increase                                39,277,997     $ 335,283,270     27,188,187     $206,802,941
Class B:
Sold                                        24,707,937     $ 219,055,169             --     $         --
Dividends and distributions reinvested       1,561,693        13,222,296             --               --
Redeemed                                    (1,009,115)       (8,980,550)            --               --
Net increase                                25,260,515     $ 223,296,915             --     $         --

1. For the year ended December 31, 1993 for Class A shares and for the period from May 1, 1993 (inception of offering) to December 31, 1993 for Class B shares.

3. Unrealized Gains and Losses on Investments

At December 31, 1993, net unrealized appreciation on investments of $217,209,204 was composed of gross appreciation of $234,591,257, and gross depreciation of $17,382,053.

4. Call Option Activity

Call option activity for the year ended December 31, 1993 was as follows:

                                                     Number of    Amount of
                                                     Options      Premiums
Options outstanding at December 31, 1992                    --    $      --
Options written                                          2,000      432,420
Options cancelled in closing purchase transactions      (2,000)    (432,420)
Options outstanding at December 31, 1993                    --    $      --

The cost of cancelling options in closing purchase transactions was $588,815, resulting in a net short-term capital loss of $156,395.

5. Management Fees and Other Transactions With Affiliates

Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for an annual fee of .75% on the first $100 million of net assets with a reduction of .05% on each $100 million thereafter, to .50% on net assets in excess of $500 million. The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent applicable regulatory limit on Fund expenses.

For the year ended December 31, 1993, commissions (sales charges paid by investors) on sales of Class A shares totaled $9,700,404, of which $2,958,311 was retained by Oppenheimer Funds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. During the year ended December 31, 1993, OFDI received contingent deferred sales charges of $87,358 upon redemption of Class B shares.

                               18 Oppenheimer Total Return Fund, Inc.

Oppenheimer Shareholder Services (OSS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.

Under separate approved plans of distribution, each class may expend up to .25% of its net assets annually to reimburse OFDI for costs incurred in distributing shares of the Fund (sold subsequent to March 31, 1988 for Class
A), including amounts paid to brokers, dealers, banks and other financial institutions. In addition, Class B shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class B plan of distribution, the Fund would be contractually obligated to pay OFDI for any expenses not previously reimbursed or recovered through contingent deferred sales charges. During the year ended December 31, 1993, OFDI paid $78,379 to an affiliated broker/dealer as reimbursement for Class A distribution-related expenses and retained $602,794 as reimbursement for Class B distribution-related expenses and sales commissions.

6. Restricted Securities

The Fund owns securities purchased in private placement transactions, without registration under the Securities Act of 1933 (the Act). The securities are valued under methods approved by the Board of Directors as reflecting fair value. The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Directors or by the Manager under Board-approved guidelines. Restricted and illiquid securities amount to $103,740, or .01% of the Fund's net assets, at December 31, 1993.

                                                                                               Valuation Per Unit
Security                                                  Acquisition Date     Cost Per Unit   as of December 31, 1993
AMR Corp., $3.00 Cum. Cv. Depositary Shares,
Series A(1)                                               6/26/93--10/2/93     $ 51.81         $ 52.50
Banco Nacional de Mexico SA, 7%
Exch. Sub. Debs., 12/15/99(1)                             12/1/92--3/2/93      $ 99.90         $124.50
Catellus Development Corp., $7.25 Cv.(1)                  11/1/93--11/9/93     $ 49.97         $ 49.38
Chemical Banking Corp., $5.00 Cv.(1)                      6/25/92--8/19/92     $ 78.93         $ 84.50
Chiron Corp., 1.90% Cv. Sub. Nts., 11/17/00(1)            1/9/93               $ 84.54         $ 86.63
Chrysler Financial Corp., $4.625 Cv.
Depositary Shares, Series A(1)                            2/12/92              $ 50.00         $149.00
Gensia Pharmaceuticals, Inc., $3.75 Cv. Exch.(1)          5/11/93--5/25/93     $ 46.94         $ 53.50
IVAX Corp., 6.50% Cv. Sub. Nts., 11/15/01(1)              9/22/92--10/16/92    $ 98.87         $108.00
Laidlaw, Inc., 6% Cv. Sub. Debs., 1/15/99(1)              12/31/93             $103.00         $103.00
Lynx Therapeutics, Inc.                                   10/19/92             $   .20         $   .20
Lynx Therapeutics, Inc., Series A                         10/19/92             $  1.00         $  1.00
Medaphis Corp., 6.50% Cv. Sub. Nts., 1/1/00(1)            3/3/93               $  9.50         $122.50
Pharmaceutical Marketing Services, Inc.,
6.25% Cv. Sub. Debs., 2/1/03(1)                           1/27/93              $100.00         $101.50
Philippine Long Distance Telephone Co.,
Cv. Global Depositary Shares, Series II(1)                10/9/92--12/17/92    $ 24.92         $ 45.00
Physicians Clinical Laboratory, Inc.,
7.50% Cv. Sub. Debs., 8/15/00(1)                          8/18/93              $100.00         $108.50
Shangri-La Asia Ltd., 2.875% Cv. Sub. Debs., 6/16/00(1)   12/13/93             $ 86.00         $ 94.13
Transco Energy Co., $3.00 Cum. Cv., Series E(1)           10/29/93             $ 50.00         $ 48.50
United Gaming, Inc., 7.50% Cv. Sub. Debs., 9/15/03(1)     9/15/93              $100.00         $ 99.50

1. Transferable under Rule 144A of the Act.


                               19 Oppenheimer Total Return Fund, Inc.

Independent Auditors' Report

The Board of Directors and Shareholders of Oppenheimer Total Return Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Oppenheimer Total Return Fund, Inc. as of December 31, 1993, the related statement of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 1993 and 1992, and the financial highlights for the period January 1, 1984 to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Oppenheimer Total Return Fund, Inc. at December 31, 1993, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

Denver, Colorado
January 21, 1994

                               20 Oppenheimer Total Return Fund, Inc.

Federal Income Tax Information (Unaudited)

In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.

Distributions of $.015 and $.5684 per share were paid on June 25, 1993 and December 23, 1993, of which $.005 and $.3243 were designated as "capital gain distributions" for federal income tax purposes. Whether received in stock or cash, the capital gain distributions should be treated by shareholders as gains from the sale of capital assets held for more than one year (long-term capital gains).

Dividends paid by the Fund during the fiscal year ended December 31, 1993 which are not designated as capital gain distributions should be multiplied by 35.7% to arrive at the net amount eligible for the corporate dividend-received deduction.

The foregoing information is presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.


                               21 Oppenheimer Total Return Fund, Inc.

Oppenheimer Total Return Fund, Inc.

Officers and Directors
James C. Swain, Chairman and Chief Executive Officer
William A. Baker, Director
Charles Conrad, Jr., Director
Jon S. Fossel, Director and President
Raymond J. Kalinowski, Director
C. Howard Kast, Director
Robert M. Kirchner, Director
Ned M. Steel, Director
Andrew J. Donohue, Vice President
John L. Wallace, Vice President
George C. Bowen, Vice President, Secretary and Treasurer
Lynn M. Coluccy, Assistant Treasurer
Robert G. Zack, Assistant Secretary

Investment Advisor
Oppenheimer Management Corporation

Distributor
Oppenheimer Funds Distributor, Inc.

Transfer and Shareholder Servicing Agent
Oppenheimer Shareholder Services

Custodian of Portfolio Securities
The Bank of New York

Independent Auditors
Deloitte & Touche

Legal Counsel
Myer, Swanson & Adams, P.C.


This is a copy of a report to shareholders of Oppenheimer Total Return Fund, Inc. This report must be preceded or accompanied by a Prospectus of Oppenheimer Total Return Fund, Inc. For material information concerning the Fund, see the Prospectus.


                               22 Oppenheimer Total Return Fund, Inc.

The Family of OppenheimerFunds

OppenheimerFunds offers over 30 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education, or tax-free income, we have the funds to help you seek your objective.

When you invest with OppenheimerFunds, you can feel comfortable knowing that you are investing with a respected financial institution with over 30 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock, and flexible fixed income investments--with over 1.7 million shareholder accounts and more than $25 billion under Oppenheimer's management and that of our affiliates.

As an OppenheimerFunds shareholder, you can easily exchange shares of eligible funds of the same class by mail or by telephone for a small administrative fee.(1) For more information on OppenheimerFunds, please contact your financial advisor or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

Specialty Stock Funds          Global Bio-Tech Fund                        Gold & Special Minerals Fund
                               Global Environment Fund

Stock Funds                    Discovery Fund                              Global Fund
                               Time Fund                                   Oppenheimer Fund
                               Target Fund                                 Value Stock Fund
                               Special Fund

Stock and Bond Funds           Main Street Income & Growth Fund            Equity Income Fund
                               Total Return Fund                           Asset Allocation Fund
                               Global Growth & Income Fund

Bond Funds                     High Yield Fund                             Strategic Short-Term Income Fund
                               Champion High Yield Fund                    Investment Grade Bond Fund
                               Strategic Income & Growth Fund              Mortgage Income Fund(3)
                               Strategic Income Fund                       U.S. Government Trust
                               Strategic Diversified Income Fund           Government Securities Fund
                               Strategic Investment Grade Bond Fund

Tax-Exempt Funds               New York Tax-Exempt Fund(2)                 Tax-Free Bond Fund
                               Main Street California Tax-Exempt Fund(2)   Insured Tax-Exempt Bond Fund
                               Pennsylvania Tax-Exempt Fund(2)             Intermediate Tax-Exempt Bond Fund
                               Florida Tax-Exempt Fund(2)

Money Market Funds             Money Market Fund                           Tax-Exempt Cash Reserves
                               Cash Reserves

1. The fee is waived for PhoneLink exchanges between existing accounts. Exchange privileges are subject to change or termination.
2. Available only to residents of those states.
3. Formerly GNMA Fund.

OppenheimerFunds are distributed by Oppenheimer Funds Distributor, Inc.,
Two World Trade Center, New York, NY 10048-0203. (C) Copyright 1994 Oppenheimer Management Corporation. All rights reserved.

23  Oppenheimer Total Return Fund, Inc.

"How may I help you?"

General Information
1-800-525-7048
Talk to a Customer Service Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m., and Saturday from 10:00 a.m.
to 2:00 p.m. ET.

Telephone Transactions
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Make account transactions with a Customer Service Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m. ET.

PhoneLink
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Get automated information or make automated transactions.
24 hours a day, 7 days a week.

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Service for the hearing impaired.
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OppenheimerFunds Information Hotline
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Hear timely and insightful
messages on the economy and
issues that affect your finances.
24 hours a day, 7 days a week.

"Just as OppenheimerFunds offers over 30 different funds designed to help meet virtually every investment need, Oppenheimer Shareholder Services offers a variety of services to satisfy your individual needs. Whenever you require help, we're only a toll-free phone call away.

"For personalized assistance and account information, call our General Information number to speak with our knowledgeable Customer Service Representatives.

"We also make it easy for you to redeem shares, exchange shares, or conduct AccountLink transactions, simply by calling our Telephone Transactions number.

"And for added convenience, OppenheimerFunds' PhoneLink, an automated voice response system, is available 24 hours a day, 7 days a week. PhoneLink gives you access to variety of fund, account, and market information. You can even make purchases, exchanges and redemptions using your touch-tone phone. Of course, PhoneLink will always give you the option to speak with a Customer Service Representative during regular business hours.

"When you invest in OppenheimerFunds, you know you'll receive a high level of customer service. The International Customer Service Association knows it, too, as it recently awarded Oppenheimer Shareholder Services a 1993 Award of Excellence for consistently demonstrating superior customer service.

"Whatever your needs, we're ready to assist you."


(Photo of Barbara Hennigar)

Barbara Hennigar
President
Oppenheimer Shareholder Services


1993 Award of Excellence
International Customer Service Association


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